Exhibit 12

                             RATIO OF EARNINGS TO FIXED CHARGES



                    Thirteen Weeks Ended             Fiscal Year Ended
                    August 30,  August 24,    May 31, May 25, May 26, May 28, May 29,
                      1998        1997         1998    1997    1996    1995    1994

Ratio of Earnings
  to Fixed Charges    7.29        6.70         5.63    6.54    6.94    4.10    6.18



For purposes of computing the ratio of earnings to fixed charges, earnings represent pretax income from continuing operations, plus pretax earnings or losses of joint ventures plus fixed charges (net of capitalized interest). Fixed charges represent interest (whether expensed or capitalized) and one-third (the proportion deemed representative of the interest factor) of rents of continuing operations.
